EXHIBIT 99.1

FINANCIAL STATEMENTS

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Financial Statements

December 31, 2007

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Metro Bancshares, Inc.

Douglasville, Georgia

We have audited the accompanying balance sheet of Metro Bancshares, Inc. (a development stage corporation) (the “Company”) as of December 31, 2007, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from January 1, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancshares, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the period from January 1, 2007 (inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

March 20, 2008

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Balance Sheet

December 31, 2007

Assets
Cash and due from banks	$980,193
Restricted cash	21,988,319
Furniture, fixtures and equipment, net	691,264
Deferred offering costs	81,210
Prepaid expenses	49,022

Total assets	$23,790,008

Liabilities and Stockholders’ Equity
Line of credit payable	$1,001,652
Deposits in escrow	22,548,779
Other liabilities	114,169

Total liabilities	23,664,600

Commitments
Stockholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value, 50,000,000 shares authorized; no shares issued and outstanding	—
Additional paid-in capital	1,045,000
Deficit accumulated during the development stage	(919,592)

Total stockholders’ equity	125,408

Total liabilities and stockholders’ equity	$23,790,008

See accompanying notes to financial statements.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Statement of Operations

For the Period from January 1, 2007 (inception) to December 31, 2007

Expenses:
Legal and consulting	$67,715
Salaries and benefits	626,386
Interest expense	20,989
Business licenses and permits	26,635
Depreciation expense	14,554
Business development and advertising	39,868
Other expenses	123,445

Total expenses	919,592

Net loss	$(919,592)

See accompanying notes to financial statements.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Statement of Changes in Stockholder’s Equity

For the Period from

January 1, 2007 (inception) to December 31, 2007

	Common Stock	Additional Paid In Capital	Deficit Accumulated During the Development Stage	Total
Paid in capital from organizers	$—	1,045,000	—	1,045,000
Net loss	—	—	(919,592)	(919,592)

Balance, December 31, 2007	$—	1,045,000	(919,592)	125,408

See accompanying notes to financial statements.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Statement of Cash Flows

For the Period from

January 1, 2007 (inception) to December 31, 2007

Cash flows from operating activities:
Net loss	$(919,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14,554
Interest on restricted cash	560,460
Change in prepaid expenses	(49,022)
Change in other liabilities	114,169

Net cash used in operating activities	(279,431)

Cash flows from investing activities consisting of purchases of furniture, fixtures and equipment	(705,818)

Cash flows from financing activities:
Proceeds from line of credit	1,001,652
Contributions from organizers	1,045,000
Offering expenses	(81,210)

Net cash provided by financing activities	1,965,442

Net change in cash	980,193
Cash at beginning of period	—

Cash at end of period	$980,193

Supplemental disclosure of cash paid for interest	$20,989

Supplemental disclosure of non-cash financing and investing activities:
Increase in restricted cash	$21,988,319

Increase in deposits in escrow	$22,548,779

See accompanying notes to financial statements.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Notes to Financial Statements

(1)	Organization

Metro Bancshares, Inc. (the “Company”) was incorporated for the purpose of becoming a bank holding company. Operations through December 31, 2007 relate primarily to expenditures by the Company and its organizers for the purpose of establishing Metro Bank (the “Bank”). All expenditures by the organizers are considered expenditures of the Company. The accompanying financial statements of the Company are presented as a development stage corporation as the Bank had not commenced operations as of December 31, 2007. The Bank opened to the public on January 28, 2008 upon receipt of its charter from the Georgia Department of Banking and Finance (the “DBF”). The Bank operates in Douglasville (Douglas County), in the metropolitan area of Atlanta, Georgia. The Bank is regulated by the DBF and the Federal Deposit Insurance Corporation (the “FDIC”) and will undergo periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank and will also be subject to periodic examination.

(2)	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the financial statements. Actual results could differ from these estimates.

Organization Costs

Costs incurred for the organization of the Company and the Bank (consisting principally of legal, accounting, consulting and incorporation fees) are being expensed as incurred.

Deferred Offering Expenses

Costs incurred in connection with the stock offering, consisting of direct, incremental costs of the offering, are being deferred and will be offset against the proceeds of the stock sale as a charge to additional paid in capital.

Pre-Opening expenses

Costs incurred for overhead and other operating expenses are included in the current period’s operating results.

Net Loss Per Common Share

Net loss per common share is not presented due to the fact that such information would not be meaningful.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Notes to Financial Statements, continued

(3)	Shareholders’ Equity

As of December 31, 2007, the Company had not issued any shares of its common stock. The organizers had contributed $1,045,000 in capital to partially fund the pre opening expenses of the Company. On March 21, 2008, the Company completed its initial stock offering, raising net proceeds of $24,442,260, net of offering expenses of $81,210, through the sale of 2,452,347 shares of its common stock. $22,000,000 of the proceeds from this sale of stock was used to capitalize the Bank. The organizers purchased 1,045,000 shares of common stock during this offering.

In connection with the Company’s initial offering, warrants to purchase shares of common stock at $10.00 per shares were issued to the organizers. Each organizer was awarded one warrant for each share purchased. Warrants to purchase 104,500 shares of the Company’s stock were exercisable upon issuance and warrants to purchase 940,500 shares of the Company’s common stock become exercisable over a five-year period. All warrants expire ten years after the date of grant. Additionally, the Company plans to reserve up to 368,000 shares of its common stock for issuance under a stock option plan.

(4)	Restricted Cash and Deposits in Escrow

Restricted cash and deposits in escrow at December 31, 2007 represent amounts deposited with the Company’s escrow agent, Nexity Bank, from individuals who received a copy of the Company’s preliminary prospectus as filed with the Securities Exchange Commission as part of the Company’s registration statement for the Company’s initial offering. Additionally, interest income earned on restricted cash has been deferred and included in deposits in escrow, as such interest income had not been earned.

(5)	Line of Credit

Organization, offering and pre-opening costs incurred prior to the opening for business were partially funded under a $1,250,000 line of credit. The terms of the line of credit, which was guaranteed by the organizers, included a maturity of February 26, 2008 and interest, payable monthly, calculated at the prime interest rate minus 1.5%. The line of credit was repaid with proceeds from the Company’s initial offering.

(6)	Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

(7)	Commitment

The Bank has entered into an operating lease agreement for its main office. Future minimum rental commitments under non-cancelable operating leases are as follows:

2008	$66,906
2009	65,453
2010	48,441
2011	50,939
2012	44,550

$276,289

(8)	Stock Incentive Plan

The Company plans to adopt a stock incentive plan whereby shares of common stock equal to 15% of the number of shares sold in the Company’s initial offering will be reserved for issuance under the plan. The plan will allow the Company to grant incentive stock options and non-qualified stock options to its organizers, directors, executive officers and other employees. The exercise price of each option granted under the plan will not be less than the fair market value of the common stock on the date of grant and the term of each option may not exceed ten years. No options have been granted under the plan as of December 31, 2007.

METRO BANCSHARES, INC.

(A Development Stage Corporation)

Notes to Financial Statements, continued

(9)	Income Taxes

The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes at December 31, 2007:

Deferred tax asset relating to pre-opening expenses	$341,469
Deferred tax asset relating to operating loss carryforward	7,976
Less valuation allowance	(349,445)

Net deferred taxes	$—

The future tax consequences of the differences between the financial reporting and tax basis of the Company’s assets and liabilities resulted in a net deferred tax asset. A valuation allowance was established for the net deferred tax asset, as the realization of these deferred tax assets is dependent on future taxable income.